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B. G. Minisman, Jr.

Direct Dial: 2000005.250.-8305

Direct Fax: 205488.3705

E-Mail Address:bminisman@bakerdonelson.com

May 15, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ada D. Sarmento

Ms. Suzanne Hayes

Re:	Atrion Corporation

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 2, 2020

File No. 001-32982

Dear Ms. Sarmento and Ms. Hayes:

On behalf of our client, Atrion Corporation (the “Company”), we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 27, 2020 (the “Comment Letter”).

For the convenience of the Staff, we have set forth the comment in the Comment Letter in italics followed by the Company’s response.

Response dated March 4, 2020

Item 1. Business

Patents and License Agreements, page 3

1.	We note your response to our prior comment that you have not disclosed the name of the product for which patent protection will expire in August 2022 for competitive reasons. Please note that we deem this information to be material to investors. Accordingly, please confirm that you will disclose the name of the product in future filings. As other material product related patents approach expiration, please confirm that you will disclose the pending expiration and the associated product.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

May 15, 2020

Response:

The Company’s Form 10-K for the year ended December 31, 2019 states in the section entitled “Intellectual Property” on page 3 that patent protection for one current material product will expire in August 2022. The Form 10-K also sets forth a number of reasons why the Company believes that no single patent expiration would have a material adverse effect on the Company’s business as a whole. This statement applies to the expiration of the patent in August 2022 for the material product referred to above. The Company submits that because such expiration would not have a material adverse effect, the name of such product is not material to investors.

Additionally, the Company respectfully advises the Staff that the Company had sales of hundreds of different products in 2019. The Company’s disclosure documents generally identify the Company’s products by four product groupings: fluid delivery, cardiovascular, ophthalmic, and other. The material product is one of many products in one of these product groups, but its name is not used in the Company’s disclosure documents. None of the Company’s information provided to investors identifies this product by name as a material product or singles out this product in terms of revenues or profitability, so disclosure of the name of the product to investors would not be material or beneficial to them.

Further, the Company respectfully submits that requiring a disclosure of the name of this product would eviscerate its valuable trade secret protection because it would effectively provide a roadmap to its competitors on how and when to develop a competing product. Thus, identification of the product by name as requested by the Staff would be beneficial to the Company’s competitors and, therefore, detrimental to the Company and its investors.

Although pharmaceutical companies may disclose the names of their products and their corresponding patent expirations, we submit that this practice is not appropriate for the medical device industry in general and is particularly harmful for the Company. In the pharmaceutical industry, companies often publicly announce the issuance of a patent to attract investors. This is not done by the Company. Moreover, disclosure of patent expirations for companies in the pharmaceutical industry is not as detrimental as it is for companies in the medical device industry because of the differing regulatory schemes applicable to those companies. Specifically, a pharmaceutical company having a patent covering a drug typically lists its patent in the Food and Drug Administration (“FDA”) publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations – commonly referred to as the “Orange Book.” This is done to alert the FDA not to utilize its resources to approve a generic copy while the patent is in force. As a result, this public disclosure benefits the pharmaceutical company by enlisting the aid of a federal agency. This benefit logically comes with the obligation to clearly disclose a patent’s expiration. In fact, the FDA has a reciprocal process geared to promote an orderly transition from patented drug production to generic drug production. In brief, the generic manufacturer provides notice to the branded drug manufacturer setting forth why Orange Book coverage is no longer applicable. If the adjudication is in favor of the generic company, the FDA then approves the production of the generic product granting the petitioner a six month exclusivity over other generic manufacturers. Simply put, there is a unique structure in place that provides benefits to holders of pharmaceutical patents in return for public disclosure of patent expiration dates. Thus, the impact of the Commission seeking such disclosures from drug companies is far less harmful to those companies than to medical device companies.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

May 15, 2020

In contrast to pharmaceuticals, medical device patents are not listed in the Orange Book. Further, there are no other similar laws or regulations under the FDA or under patent law allowing a prospective competitor to know which aspects of a patented medical device are covered by which patents. A company’s business plans including its patent portfolio of issued patents, pending patent applications, and soon-to-be-filed patent applications on various technical features of the company’s products are oftentimes regarded as proprietary trade secrets. Indeed, business plans and compilations have long been held to qualify for trade secret protection. See Earthweb v. Schlack, 71 F.Supp. 2d. 299 (S.D.N.Y. 1999) (finding strategic content planning, including its overall business plan, can be afforded trade secret protection); see James Pooley, The Top Ten Issues in Trade Secret Law, 70 Temp. L. Rev. 1181, 1182 (1997) (“Trade secrets cover not only technical information, but also a vast amount of business information, including forecasts and business plans . .. . “). Similarly, see W.L. Gore & Associates, Inc. v. GI Dynamics, Inc., 2010 WL 5184254, at *9 (D. Ariz. Dec. 15, 2010)(trade secrets includes information about patent portfolios). This legal precedent is codified under Federal (and state) laws. See, e.g.,18 U.S.C. § 1839(3).

For the foregoing reasons, the Company respectfully submits that identification of this product by name would not be material or beneficial to investors and would be harmful to the Company.

If you have any questions or comments about this letter or need further information, please call the undersigned at (205) 250-8305. Additionally, if the Staff does not concur with the Company’s position that disclosure of the name of this product is not required, the Company requests a conference call to discuss this matter with the Staff and to include the Company’s CEO.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

May 15, 2020

Sincerely yours,

/s/ B. G. Minisman, Jr.

B. G. MINISMAN, JR.

cc:	Jeffery Strickland, Chief Financial Officer, Atrion Corporation

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.